

January 31, 2013

Via E-mail
Evgeny Donskoy
President and Treasurer
Divio Holdings, Corp.
Serafimovicha Street, 2-125
Moscow, Russia 119072

> **Re: Divio Holdings, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-184796**

Dear Mr. Donskoy:

We have reviewed your responses to the comments in our letter dated January 8, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Prospectus Summary, page 5</u>

<u>Our Company, page 5</u>

1. We note your response to our prior comment 6 and reissue in part. Please revise the first paragraph of this section to disclose your cash on hand as of a recent practicable date, monthly burn rate and how long your present capital will last at that rate. In this regard, we note that you have added such disclosure to your prospectus cover page. In addition, please revise to update your disclosure in the first paragraph to state, if true, that you have earned no revenues since inception through November 30, 2012 and that you have a net loss of $8,731 as of November 30, 2012. Also update the disclosure in the seventh paragraph under this section accordingly.

2. We note your response to our prior comment 8 and reissue in part. We note that on page 5 you state that your estimated costs of being a reporting issuer for the next 12 months is $10,000 and that on page 11 and 22 you state that the estimated cost is $9,500. Please revise for consistency.

3. Please note your disclosure in the seventh paragraph that you have a net loss of $139 through August 31, 2012. You also state on page 8 that you have a net loss of $8,731 through the quarter ending on November 30, 2012. Please revise to update and reconcile your disclosures.

<u>Risk Factors, page 7</u>

<u>All of our assets and our officers and director are located outside of the United States, page 13</u>

4. We note your response to our prior comment 13 and reissue in part. Please revise this risk factor to also discuss Mr. Didenko, as it appears that he resides outside of the United States.

<u>Because there is no escrow, trust or similar account, page 13</u>

5. We note your response to our prior comment 3 that you do not intend to make a minimum/maximum offering in which all subscription would be returned if you did not sell a specified number of shares. Please revise this risk factor to clarify that this is not a minimum/maximum offering. For example, please remove the last two sentences of this risk factor.

<u>Description of Business, page 16</u>

<u>Suppliers of Motorcycles, page 17</u>

6. We note your response to our prior comment 15 that your customers will be responsible for the shipping costs, custom duties, taxes or any other additional charges that may occur. Please revise to provide an estimate of such charges that your customers will have to pay above the $5,000 to $8,000 that they will pay for the motorcycle. Also explain why purchasers will pay the additional charges to purchase your motorcycles when they may purchase the motorcycles domestically.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
     Thomas E. Puzzo, Esq.
     Law Office of Thomas E. Puzzo, PLLC